# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 9329 MARIPOSA ROAD, SUITE 210, HESPERIA, California (CA), 92344
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0000950170-25-006441
Filed by CIK 0001942819
Persons authorized to receive notices and communications: Jonathan Siegler, 300 Crescent Court, Suite 1860, Dallas, Texas (TX), 75201, 469-398-2205

## Reporting persons
- Bluescape Energy Partners IV GP LLC (CIK 0001942819): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,793,262; sole dispositive power 0; shared dispositive power 6,793,262; aggregate amount beneficially owned 6,793,262 (41% of the class)
  Comment: The reported securities represent 6,793,262 shares of Common Stock, which is adjusted for the 1-for-23 reverse stock split the Issuer consummated on February 14, 2025.
  
  The percent of class is calculated based on 16,587,822 shares of Common Stock outstanding as confirmed by the Issuer.
- BEP Special Situations IV LLC (CIK 0001942792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,793,262; sole dispositive power 0; shared dispositive power 6,793,262; aggregate amount beneficially owned 6,793,262 (41% of the class)
  Comment: The reported securities represent 6,793,262 shares of Common Stock, which is adjusted for the 1-for-23 reverse stock split the Issuer consummated on February 14, 2025.
  
  The percent of class is calculated based on 16,587,822 shares of Common Stock outstanding as confirmed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 MARIPOSA ROAD, SUITE 210, HESPERIA, California (CA), 92344
Comment: This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024, Amendment No. 2 filed with the SEC on June 13, 2024, Amendment No. 3 filed with the SEC on August 27, 2024, Amendment No. 4 filed with the SEC on September 18, 2024, Amendment No. 5 filed with the SEC on January 15, 2025 and Amendment No. 6 filed with the SEC on January 16, 2025 (together, the "Original Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc. (the "Issuer") whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 7 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On February 14, 2025, the Issuer effected a 1-for-23 reverse stock split of the Issuer's Common Stock.

On March 4, 2025, the Issuer received stockholder approval to exchange all of the Notes held by the Reporting Persons into an aggregate of 6,793,262 shares of Common Stock. On March 5, 2025, pursuant to the terms of the Exchange Agreement, all of the Notes held by the Reporting Persons were exchanged for an aggregate of 6,793,262 shares of Common Stock. As a result, the Amended and Restated Note Purchase Agreement, as amended, was terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 7 are incorporated by reference into this Item 5(a).

As of the date of this Amendment No. 7, the Reporting Persons beneficially own an aggregate of 6,793,262 shares of Common Stock. The Reporting Persons' beneficial ownership represents approximately 41.0% of the outstanding shares of the Common Stock,based on 16,587,822 shares of Common Stock outstanding as confirmed by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 7 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: Except as otherwise set forth in Item 4 of this Amendment No. 7, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

## Signatures
- Bluescape Energy Partners IV GP LLC: /s/ Jonathan Siegler, Authorized Signatory (03/06/2025)
- BEP Special Situations IV LLC: /s/ Jonathan Siegler, Authorized Signatory (03/06/2025)